SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 28, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

Corporate Registry ID (NIRE) 35.3000.1683-1

SUBSCRIBED AND PAID-UP CAPITAL: R$ 6,203,688,565.23

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

SUMMARY OF RESOLUTIONS

In accordance with CVM Instruction 480 of December 7, 2009, we present the summary of  resolutions taken in the Ordinary and Extraordinary General Shareholders’ Meetings held on April 28, 2011:

ORDINARY SHAREHOLDERS’ MEETING

Item				Resolution
I.

Management’s Accounts and Financial Statements supported by the Fiscal Council’s and External Auditor’s Reports related to the fiscal year of 2010, in conformity with the Management Report, Balance Sheet and the corresponding Notes to the Financial Statements.

				Approved by majority vote

II.	Allocation of net income for the 2010 fiscal year.			Approved by majority vote
	Net income for the year	R$	1,630,446,626.68
	(+) Balance of retained earnings	R$	56,047,535.34
	(-) Legal Reserve 5%	R$	81,522,331.33
	(-) Minimum mandatory dividends	R$	387,231,073.84
	(-) Additional proposed dividends	R$	68,761,143.43
	Capital Budget for Profit Retention	R$	1,148,979,613.42

III.	Change the newspaper, from Folha de São Paulo to Valor Econômico, on which Sabesp’s financial statements and corporate acts are published.			Approved by majority vote

IV.	Elect the members of the Board of Directors and the sitting and deputy members of the Fiscal Council, and fix the compensation.			Approved by majority vote

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BOARD OF DIRECTORS
Name	Elected Position	Date of election	Term of Office	Elected by Controlling Shareholders (Yes/No)
Edson de Olivera Giriboni	Chairman of the Board of Directors	4/28/2011	April 2012	Yes
Sidney Estanislau Beraldo	Board Member	4/28/2011	April 2012	Yes
Dilma Seli Pena	Board Member	4/28/2011	April 2012	Yes
Walter Tesch	Board Member	4/28/2011	April 2012	Yes
Alberto Goldman	Board Member	4/28/2011	April 2012	Yes
Heraldo Gilberto de Oliveira	Board Member	4/28/2011	April 2012	Yes
Jerônimo Antunes	Independent Board Member	4/28/2011	April 2012	Yes
Reinaldo Guerreiro	Independent Board Member	4/28/2011	April 2012	Yes
Andrea Sandro Calabi	Board Member	4/28/2011	April 2012	Yes
Alexander Bialer	Independent Board Member	4/28/2011	April 2012	No

FISCAL COUNCIL
Name	Elected Position	Date of election	Term of Office	Elected by Controlling Shareholders (Yes/No)
Deraldo de Souza Mesquita Junior	Sitting Fiscal Council Member	4/28/2011	April 2012	Yes
Humberto Macedo Puccinelli	Sitting Fiscal Council Member	4/28/2011	April 2012	Yes
José Antonio Xavier	Sitting Fiscal Council Member	4/28/2011	April 2012	Yes
Alexandre Luiz Oliveira de Toledo	Sitting Fiscal Council Member	4/28/2011	April 2012	No
Joaldir Reynaldo Machado	Deputy Fiscal Council Member	4/28/2011	April 2012	Yes
José Rubens Gozzo Pereira	Deputy Fiscal Council Member	4/28/2011	April 2012	Yes
Tomás Bruginski de Paula	Deputy Fiscal Council Member	4/28/2011	April 2012	Yes
Antonio Cláudio Zeituni	Deputy Fiscal Council Member	4/28/2011	April 2012	No

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EXTRAORDINARY SHAREHOLDERS’ MEETING

Item	Resolution
I.

Amendment to the Bylaws to alter Article 15, new wording for items VII and VIII: new wording for item I of paragraph 2; inclusion of items VIII and IX of paragraph 3; new wording for item IV of paragraph 5; inclusion of Chapter XIII – Committee of Regulatory Affairs and Article 38, paragraphs: 1, 2, 3 and 4; inclusion of Article 39; renumbering of Chapter XIV Article 40, Chapter XV Articles 41, 42, 43, 44, 45, Chapter XVI Article 46, Chapter XVII Articles 47, 48, and inclusion of Articles 49 and 50.

Approved by majority vote

São Paulo, April 28, 2011.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 29, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.